FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of April 24, 2003

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargoed until 12.00 Noon. (BST)
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

24 April 2003

Intended Retirement of Director

Lee Abraham, who is a non-executive director and serves on the Remuneration and Audit Committees, has indicated his intention to retire as a director on 31 December 2003. He joined the Board on 5 December 1994.

Enquiries:                              James McAdam, Chairman                                                                                          +44 (0) 20 7399 9520                                                               Mike Smith, Brunswick                                                                                                +44 (0) 20 7404 5959                                                               Tim Grey, Brunswick                                                                                                    +44 (0) 20 7404 5959

Signet operated 1,660 speciality retail jewellery stores at 1 February 2003; these included 1,050 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 610 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                   SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                            Title: Group Finance Director

Date:   April 24, 2003